

Mail Stop 3720

January 22, 2008

Mr. Kirk Misaka
Chief Financial Officer
Zhone Technologies, Inc.
7001 Oakport Street
Oakland, California 94621

> **Re:** **Zhone Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 8, 2007**
>
> **Forms 10-Q for Fiscal Quarters Ended September 30, 2007**
> **File No. 0-32743**

Dear Mr. Misaka:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director